                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002

                         Commission File Number: 1-5318


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           GREENFIELD INDUSTRIES, INC.
                         RETIREMENT INCOME SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 Kennametal Inc.
                               1600 Technology Way
                                  P.O. Box 231
                           Latrobe, Pennsylvania 15650

                           GREENFIELD INDUSTRIES, INC.
                         RETIREMENT INCOME SAVINGS PLAN
                          INDEX TO FINANCIAL STATEMENTS

                                                                                                                 Page
                                                                                                                 ----
Report of Independent Accountants.............................................................................     2

Financial Statements:

     Statements of Net Assets Available for Benefits
     December 31, 2002 and 2001...............................................................................     3

     Statements of Changes in Net Assets Available for Benefits
     Year ended December 31, 2002 and 2001....................................................................     4

     Notes to Financial Statements............................................................................     5

Supplemental Schedules:

     Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
     December 31, 2002........................................................................................    10

Signatures....................................................................................................    11

Exhibit 23 - Consent of Independent Accountants...............................................................    12

Exhibit 99.1 - Certification Pursuant to 18 U.S. C. Section 1350..............................................    13
               as Adopted Pursuant to Section 906 of the Sarbanes-
               Oxley Act of 2002 executed by Michael Pepperney,
               Plan Administrator.


Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Greenfield Industries, Inc. Retirement Income Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Greenfield Industries, Inc. Retirement Income Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 6, 2003

           GREENFIELD INDUSTRIES, INC. RETIREMENT INCOME SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2002 AND 2001

                                         December 31,       December 31,
                                             2002               2001
                                         ------------       ------------
ASSETS
     Receivables:
       Participant contributions         $   199,201        $    25,294
       Employer contributions                495,559            804,769
                                         -----------        -----------
     Total receivables                       694,760            830,063
                                         -----------        -----------

     Investments                          83,315,904         96,115,437
                                         -----------        -----------


NET ASSETS AVAILABLE FOR BENEFITS        $84,010,664        $96,945,500
                                         ===========        ===========



The accompanying notes are an integral part of these statements.

           GREENFIELD INDUSTRIES, INC. RETIREMENT INCOME SAVINGS PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                      2002                 2001
                                                      ----                 ----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Participant contributions                    $  4,911,721         $  6,086,453
     Employer contributions                          2,094,898            3,626,011
     Dividends and interest                          2,746,545            3,232,224
     Transfers from other Kennametal Plans             209,603              127,112
                                                  ------------         ------------

   Total additions                                   9,962,767           13,071,800
                                                  ------------         ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefits paid to retirees                      (7,443,957)          (7,313,974)
     Loan distributions                               (709,539)            (490,083)
     Net depreciation of investments               (13,007,516)          (7,640,204)
     Employee withdrawals                             (985,638)            (639,670)
     Transfers to other Kennametal Plans              (750,953)                --
                                                  ------------         ------------

        Total deductions                           (22,897,603)         (16,083,931)
                                                  ------------         ------------


NET DECREASE                                       (12,934,836)          (3,012,131)

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                              96,945,500           99,957,631
                                                  ------------         ------------

     End of year                                  $ 84,010,664         $ 96,945,500
                                                  ============         ============

The accompanying notes are an integral part of these statements.

           GREENFIELD INDUSTRIES, INC. RETIREMENT INCOME SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001

1.       DESCRIPTION OF PLAN

The following general description of the Greenfield Industries, Inc. Retirement Income Savings Plan, as amended (the Plan), is provided for general information purposes only. Participants should refer to the plan document for complete information.

The Plan is a defined contribution employee benefit plan, established for the purpose of providing eligible employees of Greenfield Industries, Inc. (the Company), a wholly-owned subsidiary of Kennametal Inc., the opportunity to defer a portion of their annual compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code, as amended (the
Code). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company serves as sponsor of the Plan. Certain amounts were reclassified in the prior years' consolidated financial statements to conform with the current year presentation.

ADMINISTRATION OF THE PLAN - The management of the Company has the authority and responsibility for the general administration of the Plan. Putnam Fiduciary Trust Company serves as the Trustee of the Plan and Putnam Investment functions as the recordkeeper for the Plan.

ELIGIBILITY - The Plan covers all non-union and certain unionized employees of the Company. Employees may become participants in the Plan as of the first entry date (January 1, April 1, July 1, or October 1) after completing 500 hours of service within a six consecutive month period. Under present federal income tax law, employer contributions and all earnings of the Plan do not constitute taxable income to the participants until withdrawn from the Plan by the participants.

VESTING - All participant and employer contributions vest immediately.

PARTICIPANT ACCOUNTS - A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, distributions, loans, withdrawals and transfers.

CONTRIBUTIONS - The Company is required to contribute a base amount of 2% of each eligible employee's wages, which include base salary, overtime, shift differential pay and incentive compensation. Participants may elect to contribute to the Plan from 1% to 15% of their wages through payroll deductions. Effective April 1, 2003, participants may elect to contribute to the Plan from 1% to 20% of their wages through payroll deductions. In addition, the Company makes employer matching contributions equal to 50% of the participant contribution up to a maximum of 2% of a participant's wages. Employer contributions are made quarterly and solely in Kennametal Inc. common stock. These employer contributions can be transferred to other investment options at any time at the participant's election. Effective January 1, 2002, employer matching contributions were temporarily suspended for all participants except certain union employees. These contributions were reinstated January 1, 2003.

DISTRIBUTIONS - If a participant's employment with the Company is terminated due to retirement pursuant to the terms of the Plan, the total amount of a participant's account shall be distributed in cash to the participant according to one of the options as described in the Plan and as elected by the participant. If a participant's employment with the Company is terminated for any reason other than retirement pursuant to the terms of the Plan, the participant will receive a lump sum amount equal to the value of the participant's vested interest in his or her account; provided, however, that if such account exceeds $5,000, a participant may elect to defer distribution to a future date as more fully described in the Plan.

PARTICIPANT LOANS - Participants may withdraw certain basic contributions and related earnings thereon only in the event of a financial hardship as defined by the Plan or the Code. The Plan also permits participants to borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the excess of the highest outstanding loan balance during the previous one-year period over the outstanding balance as of the date of the loan or 50% of their account balance as defined by the Plan or the Code. Such borrowings are allowed at the sole discretion of the plan administrator. Loan terms range from one to five years or up to 29 years for the purchase of a primary residence and are secured by the balance in the participant's account. Principal and interest are paid ratably through payroll deductions. Interest rates on participant loans ranged from 6.0% to 10.5% at December 31, 2001 and 5.3% to 10.5% at December 31, 2002. Participant loans outstanding at December 31, 2002 have maturity dates ranging from 2003 to 2031.

INVESTMENTS - Participants direct their contributions by electing that such contributions be placed in a single investment fund or allocated to any combination of investment funds. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect at any time to transfer all or a portion of the value of their accounts among the investment funds. The following investment options were available to participants for the years ended December 31, 2002 and 2001:

PRIMCO Stable Value Fund - Investments of this fixed income fund consist of traditional investment contracts issued by insurance companies, banks and other financial institutions (or corporations), asset-backed investment contracts, synthetic investment contracts and short-term investments.

Putnam Voyager Fund - This fund seeks aggressive capital appreciation by investing in a combination of stocks of small companies expected to grow over time as well as in stocks of larger, more established corporations.

Putnam Asset Allocation: Balanced Portfolio - For investors who want an investment with moderate risk and the potential for moderate growth, this fund seeks a balance between the relative stability of bonds and the fluctuation of stocks, in efforts to reduce overall risk.

The Putnam Fund for Growth & Income - This fund seeks growth and income by investing in attractively priced stocks of companies that offer long-term growth potential while also providing income.

Putnam New Opportunities Fund - This fund seeks long-term capital appreciation by investing primarily in common stocks of companies within certain emerging industry groups that Putnam believes offer above-average potential for growth.

Putnam Asset Allocation: Growth Portfolio - For more aggressive investors who will accept more risk in exchange for a higher growth potential, this fund seeks diversification among different types of stocks, with some investments in bonds and money market funds.

Putnam Asset Allocation: Conservative Portfolio - For investors who are willing to assume a reduced potential for growth in exchange for less risk, this fund seeks to reduce overall risk through substantial investments in investment-grade bonds, with some investments in stocks to help stay ahead of inflation.

Putnam International Growth Fund - This fund seeks capital appreciation by investing in a diversified portfolio composed mainly of stocks of companies located outside the United States.

Kennametal Inc. Common Stock Fund - This fund consists entirely of Kennametal Inc. common stock, for investors who want to participate in the growth of Kennametal Inc. as part owners of Kennametal Inc.

MSIF US Small Cap Core Portfolio - This fund seeks above average total return over a three- to five-year period by investing primarily in common stocks and other equity securities similar to companies included in the Russell 2000 Index. The fund focuses on stocks that are undervalued based on the advisor's own measures of value. The name of this fund was changed from MAS Small Cap Value Fund to MSIF US Small Cap Core Portfolio on August 1, 2001.

Vanguard 500 Index Fund - This fund seeks to provide long-term growth of capital and income from dividends by holding all the 500 stocks that make up the Standard & Poor's 500 Composite Stock Price Index in proportion to their weightings in the index. Assets held in the Vanguard 500 Index Fund were converted to the Vanguard Institutional Index Fund on October 16, 2002.

Vanguard Institutional Index Fund - This fund seeks long-term growth of capital and income from dividends. The fund holds all 500 stocks that make up the Standard & Poor's 500 Index in proportion to their weighting in the index. The fund attempts to track the performance of the index, a widely recognized benchmark of U.S. stock market performance, and it remains fully invested in stocks at all times. Assets held in the Vanguard 500 Index Fund were converted to the Vanguard Institutional Index Fund on October 16, 2002.

Northrop Grumman Common Stock - This fund consists entirely of Northrop Grumman common stock for investors who want to participate in the growth of Northrop Grumman as part owners of Northrop Grumman. This investment fund is closed to new participants. This investment option replaced TRW Inc. Common Stock on December 12, 2002, when the acquisition of TRW Inc. by Northrop Grumman was completed.

Beginning October 1, 2002, participants are also able to direct their contributions to the two additional investment options:

PIMCO Renaissance Fund - This fund seeks long-term growth of capital and income. The fund invests primarily in common stocks of "value" style, midsize companies with market capitalizations of $1 billion to $10 billion at the time of investment, although it may invest in companies of any size. The fund invests all or a portion of its assets in small to midsize companies. Such investments increase the risk of greater price fluctuations.

Vanguard Total Bond Market Index Fund - This fund invests in a sample of bonds from the Lehman Aggregate Bond Index, which is an index of U.S. Treasury, federal agency, mortgage-backed, and high-quality securities.

2.       ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The financial statements of the Plan are maintained on the accrual basis of accounting.

INVESTMENTS - Investment transactions are recorded on a trade date basis. Investments in mutual funds, common stock, fixed income funds and other short-term investments are stated at fair value as measured by readily available market prices. Participant loans are valued at cost, which approximates fair value. Benefit-responsive investment contracts are valued at contract value in accordance with the provisions of AICPA Statement of Position (SOP) 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans". PRIMCO Capital Management, Inc. certified that all the investment contracts held in this fixed income fund are fully benefit-responsive. The fair value of all investment contracts exceeded the contract value by $1,560,496 and $870,515 at December 31, 2002 and 2001. The crediting interest rates on the contracts ranged from 2.44% to 7.22% and 3.94% to 7.12% at December 31, 2002 and 2001.

PAYMENT OF BENEFITS - Benefit payments are recorded as distributed.

INVESTMENT INCOME - Interest and dividend income are recorded in the period earned.

PLAN EXPENSES - Expenses attributable to the administration or operation of the Plan and related trust are allocated pro rata on the basis of account balances to the accounts of participants unless the Board of Directors of the Company, at its sole discretion, determines that such expenses are to be paid by the Company. For the years ended December 31, 2002 and 2001, the Company paid all expenses related to the operation of the Plan.

NET APPRECIATION / (DEPRECIATION) - Net appreciation (depreciation) of investments is comprised of unrealized gains and losses due to the change in market value compared to the cost of investments retained in the Plan and realized gains or losses on security transactions which represents the difference between proceeds received and average cost. Net appreciation (depreciation) for the years ended December 31, 2002 and 2001 were as follows:

                                             2002                2001
                                             ----                ----
Kennametal Inc. Common Stock Fund         (1,800,343)          3,269,402
All Other Funds                          (11,207,173)        (10,909,606)
                                         -----------         -----------
Total                                    (13,007,516)         (7,640,204)


USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator and sponsor to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

3.       INVESTMENTS EXCEEDING FIVE PERCENT OF NET ASSETS

The fair market values of individual investments that represent five percent or more of the Plan's total net assets as of December 31, 2002 and 2001 were as follows:

                                                  2002               2001
                                                  ----               ----

PRIMCO Stable Value Fund                       $28,227,043        $27,913,356
Kennametal Inc. Common Stock Fund               11,880,404         12,399,071
Putnam New Opportunities Fund                    9,749,034         14,484,463
The Putnam Fund for Growth & Income              9,397,888         12,614,750
Putnam Asset Allocation:  Balanced Fund          7,851,669          9,800,235
Vanguard Institutional Index Fund                7,318,432               --
Vanguard 500 Index Fund                               --            9,753,364
Loans to Participants                            5,538,975          6,067,945

4.       TAX STATUS

The Internal Revenue Service has determined and informed the plan sponsor by a letter dated March 10, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code.

5.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to amend, suspend or terminate the Plan at any time, subject to the provisions of the ERISA. In the event of Plan termination, the accounts of all participants will become non-forfeitable.

6.       RELATED PARTY TRANSACTIONS

Certain investments of the Plan are mutual funds managed by Putnam. The trustee of the Plan is also Putnam and, therefore, these transactions qualify as party-in-interest transactions.

One of the investment fund options available to participants contains stock of Kennametal Inc., the plan sponsor. The Plan held 344,559 and 307,898 shares of the Company's common stock at December 31, 2002 and 2001, respectively. As a result, transactions related to this investment fund qualify as party-in-interest transactions.

           GREENFIELD INDUSTRIES, INC. RETIREMENT INCOME SAVINGS PLAN
                                PLAN NUMBER: 001
                           GREENFIELD INDUSTRIES, INC.
                                 EIN: 04-2917072
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               SCHEDULE H, LINE 4I
                                DECEMBER 31, 2002


   Identity
   of Issue                 Description of Investment                                                 Current Value
-------------------------------------------------------------------------------------------------------------------

                 Mutual Funds
                 ------------
*Putnam            Putnam New Opportunities Fund                                                       $ 9,749,034
*Putnam            The Putnam Fund for Growth & Income                                                   9,397,888
*Putnam            Putnam Asset Allocation:  Balanced Portfolio                                          7,851,669
 Vanguard          Vanguard Institutional Index Fund                                                     7,318,432
*Putnam            Putnam International Growth Fund                                                      1,126,873
 Morgan Stanley    MSIF US Small Cap Core Portfolio                                                        625,707
*Putnam            Putnam Asset Allocation:  Conservative Portfolio                                        437,479
*Putnam            Putnam Asset Allocation:  Growth Portfolio                                              385,828
*Putnam            Putnam Voyager Fund                                                                     381,939
 Vanguard          Vanguard Total Bond Mkt. Index Fund                                                     235,697
 PIMCO             PIMCO Renaissance Institutional Fund                                                     62,892
                                                                                                       -----------

                   Total Mutual Funds                                                                   37,573,438
                                                                                                       -----------

                   Collective/Common Trusts
                   ------------------------
 Invesco           PRIMCO Stable Value Fund (A)                                                         28,227,043
                                                                                                       -----------

                   Common Stock
                   ------------
*Kennametal        Kennametal Inc. Common Stock Fund                                                    11,880,404
 Northrop          Northrop Grumman Common Stock Fund                                                       96,044
 Grumman                                                                                               -----------

                   Total Common Stock                                                                   11,976,448
                                                                                                       -----------

                   Loans to Participants
                   ---------------------
*Participants      Loans to Participants, Maturities: from 2003 to
                           2031, Interest rates 5.3% to 10.5%                                            5,538,975
                                                                                                       -----------

                   Total Investments                                                                   $83,315,904
                                                                                                       ===========


*    Party-in-interest.

(A) Fair value of fund is $29,787,539.

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Greenfield Industries, Inc. Retirement Income Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Augusta, Richmond County, State of Georgia.

                                          GREENFIELD INDUSTRIES, INC.
                                          RETIREMENT INCOME SAVINGS PLAN

Date:  June 25, 2003                      By:   /s/ Michael Pepperney
                                                -------------------------------
                                                Michael Pepperney
                                                Plan Administrator